Exhibit 21

SUBSIDIARIES

The subsidiaries of the Company as of October 31, 1999 are as follows:

Name of Subsidiary	Jurisdiction of Incorporation
Armtec Defense Products Co.	Delaware
Equipment Sales Co.	Connecticut
Esterline Technologies (Hong Kong) Limited	Hong Kong
Excellon Automation Co. Excellon U.K. Excellon Europa GmbH Amtech Automated Manufacturing Technology, Inc. Excellon Japan Co.	California California Germany Utah Japan
Hytek Finishes Co.	Delaware
Kirkhill Rubber Co. TA Mfg. Co.	California California
Korry Electronics Co. Mason Electric Co. Memtron Technologies Co.	Delaware Delaware Delaware
Midcon Cables Co.	Delaware
W.A. Whitney Co.	Illinois
Auxitrol Technologies S.A.	France
Auxitrol S.A. Auxitrol International Auxitrol Co. Fluid Regulators Corporation Muirhead Aerospace Limited	France France Delaware Ohio England

      The above list excludes certain subsidiaries that, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of October 31, 1999.